EXHIBIT 99.2

Consolidated Mercantile Incorporated

2009 Annual Report

TO THE SHAREHOLDERS

Your Directors are pleased to report on the activities and financial results of the Company for the year ended December 31, 2009.

The Company previously announced that the directors have approved a proposed business combination by way of an amalgamation with Genterra Inc., a company whose shares are traded on the TSX Venture Exchange.  The Special Resolution providing for the amalgamation was adopted at a meeting of shareholders on February 25, 2010.  Completion of the action approved by the Special Resolution remains subject to satisfaction or waiver by Genterra Inc. and the Company of various closing conditions.  The Boards of both companies have been in the process of considering these and other matters relating to completion of the transaction as well as reviewing other potentials and alternatives.

Net Loss for the year ended December 31, 2009 was $232,461 compared to Net Earnings of $347,363 in the preceding year.  The 2008 Net Earnings include a foreign exchange gain of $1.6 million.  Loss per share for the year was $0.04 compared with earnings per share of $0.07 in the comparable 2008 period.

As we reflect on the past we look forward to the future and continue to search for new opportunities.  Together with the Executives and Officers, we take this opportunity to thank our Shareholders for their continued support.

On Behalf of the Board

Signed “Fred A. Litwin”

Fred A. Litwin
President

Tel: 416 865 0200 Fax: 416 865 0887 www.bdo.ca	BDO Canada LLP Royal Bank Plaza, South Tower 200 Bay Street, 33rd floor, PO Box 32 Toronto, ON M5J 2J8 Canada

Auditors’ Report

To the Shareholders of Consolidated Mercantile Incorporated

We have audited the consolidated balance sheets of Consolidated Mercantile Incorporated (“CMI”) as at December 31, 2009 and 2008 and the consolidated statements of retained earnings, accumulated other comprehensive loss, operations and other comprehensive income and cash flows for the fiscal years then ended. These consolidated financial statements are the responsibility of CMI’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CMI as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The December 31, 2007 financial statements as presented were audited by another firm of Chartered Accountants, who expressed an unqualified opinion in their report dated February 29, 2008.

(Signed) “BDO Canada LLP”

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario
March 22, 2010

CONSOLIDATED MERCANTILE INCORPORATED
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(Expressed in Canadian Dollars)

ASSETS	2009	2008

Current
Cash and cash equivalents	$14,491,151	$14,178,399
Short-term investments	2,475,769	2,880,094
Accounts receivable	981	20,797
Prepaid expenses	467,395	49,010
Note receivable (Note 3)	96,853	99,935
	17,532,149	17,228,235
Investment (Note 4)	294,164	292,427
	$17,826,313	$17,520,662

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 10)	$377,565	$121,181
Income taxes payable	1,118,086	839,565
Future income taxes (Note 9)	3,157	-
	1,498,808	960,746
Deferred gain (Note 5)	42,100	42,050
	1,540,908	1,002,796

SHAREHOLDERS' EQUITY
Capital stock (Notes 6 and 12)
Issued and outstanding
315,544Class A Preference shares	141,826	141,826
5,076,407Common shares	2,688,939	2,688,939
	2,830,765	2,830,765
Contributed surplus	59,411	59,411
Retained earnings	13,395,229	13,627,690
	16,285,405	16,517,866
	$17,826,313	$17,520,662

See accompanying notes to consolidated financial statements.
APPROVED ON BEHALF OF THE BOARD:
Signed “Fred A. Litwin” Director	Signed “Stan Abramowitz” Director
Fred A. Litwin                                                                           Stan Abramowitz

CONSOLIDATED MERCANTILE INCORPORATED
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in Canadian Dollars)

	2009	2008	2007

BALANCE AT BEGINNING OF YEAR, as previously stated	$13,627,690	$13,285,290	$9,839,400
Unrealized gain on short-term investments, net of taxes (Note 1)	-	-	237,135
BALANCE AT BEGINNING OF YEAR, as restated	13,627,690	13,285,290	10,076,535
Excess of cost of shares purchased for cancellation over stated value (Note 6(b))	-	(4,963)	-

Net earnings (loss) for the year	(232,461)	347,363	3,208,755
BALANCE AT END OF YEAR	$13,395,229	$13,627,690	$13,285,290

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31

	2009	2008	2007

BALANCE AT BEGINNING OF YEAR, as previously stated	$-	$-	$-
Share of accumulated unrealized exchange loss of significantly influenced company (Note 1)	-	-	(757,088)
BALANCE AT BEGINNING OF YEAR, as restated	-	-	(757,088)
Other comprehensive income for the year	-	-	757,088
BALANCE AT END OF YEAR	$-	$-	$-

See accompanying notes to consolidated financial statements.

CONSOLIDATED MERCANTILE INCORPORATED
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31
(Expressed in Canadian Dollars)

	2009	2008	2007

REVENUE
Interest income	$108,091	$361,211	$194,304
Investment income (loss)	470,288	(1,045,628)	359,629
	578,379	(684,417)	553,933

EXPENSES (Schedule)	841,751	(1,062,193)	1,426,177
EARNINGS (LOSS) FROM OPERATIONS BEFORE THE FOLLOWING	(263,372)	377,776	(872,244)
Equity earnings (loss) of significantly influenced companies	1,737	4,572	(723,175)
Gain on dilution of investment in former equity investee	-	-	67,881
Gain on sale of investment in former consolidated subsidiary	-	-	130,850
Gain on sale of investment in former equity investee	-	-	5,272,151
Write-down of investment in significantly influenced company	-	(31,000)	(140,000)
	1,737	(26,428)	4,607,707
EARNINGS (LOSS) BEFORE INCOME TAXES	(261,635)	351,348	3,735,463
Income taxes (recovery) (Note 9)	12,876	3,985	(20,325)
EARNINGS (LOSS) FROM CONTINUING OPERATIONS	(274,511)	347,363	3,755,788
Loss from discontinued operations, net of taxes (Note 11)	-	-	(1,186,997)
Deferred gain recognized on sale of former consolidated subsidiary	42,050	-	-
Share of earnings from discontinued operations of former equity investee, net of taxes	-	-	639,964
	42,050	-	(547,033)
NET EARNINGS (LOSS) FOR THE YEAR	(232,461)	347,363	3,208,755
Other comprehensive income (loss), net of taxes
Share of unrealized exchange loss of former equity investee	-	-	(321,100)
Reclassification of unrealized exchange gain of former equity investee to earnings	-	-	1,078,188
Other comprehensive income	-	-	757,088
COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	$(232,461)	$347,363	$3,965,843

EARNINGS (LOSS) PER SHARE (Note 7)

Earnings (loss) per share from continuing operations Basic and diluted	$(0.05)	$0.07	$0.74
Earnings (loss) per share from discontinued operations Basic and diluted	$0.01	$0.00	$(0.11)
Earnings (loss) per share Basic and diluted	$(0.04)	$0.07	$0.63

See accompanying notes to consolidated financial statements.

CONSOLIDATED MERCANTILE INCORPORATED
SCHEDULE TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in Canadian Dollars)

	2009	2008	2007

EXPENSES
Administrative and general	$821,097	$536,873	$1,083,445
Loss (gain) on foreign exchange	1,978	(1,657,741)	342,732
Impairment loss on note receivable, net (Notes 3 & 5)	18,676	58,675	-
	$841,751	$(1,062,193)	$1,426,177

See accompanying notes to consolidated financial statements.

CONSOLIDATED MERCANTILE INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in Canadian Dollars)

2009	2008	2007

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Earnings (loss) from continuing operations	$(274,511)	$347,363	$3,755,788
Items not affecting cash (Note 8(a))	(304,625)	228,631	(4,450,662)
Change in non-cash components of working capital (Note 8(b))	136,336	(601,815)	579,038
	(442,800)	(25,821)	(115,836)
Funds provided by discontinued operations	-	-	8,012
	(442,800)	(25,821)	(107,824)

FINANCING ACTIVITIES
Purchase of common shares for cancellation	-	(7,505)	-

INVESTING ACTIVITIES
Proceeds from note receivable to former consolidated subsidiary	-	-	1,082,459
Proceeds from (advances on) notes receivable	100,000	832,459	(1,289,972)
Proceeds from short-term investments	656,500	2,349,827	1,634,870
Proceeds from disposal of investment in former consolidated subsidiary, net	-	-	420,954
Proceeds from disposal of investment in former equity investee, net	-	-	6,003,795
Proceeds from redemption of shares in significantly influenced company	-	59,891	-
	756,500	3,242,177	7,852,106
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS) ON CASH BALANCES	(948)	8,136	(356,272)

CHANGE IN CASH AND CASH EQUIVALENTS	312,752	3,216,987	7,388,010

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	14,178,399	10,961,412	3,573,402

CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 8(c	$14,491,151	$14,178,399	$10,961,412

SUPPLEMENTARY CASH FLOW INFORMATION
FROM CONTINUING OPERATIONS:

Income taxes paid	$18,486	$75,983	$24,241

NON-CASH TRANSACTIONS

Non-cash consideration received on sale of former consolidated subsidiary	$-	$-	$457,513

See accompanying notes to consolidated financial statements.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 DECEMBER 31, 2009, 2008 AND 2007
 (Expressed in Canadian Dollars)

Consolidated Mercantile Incorporated (“the Company” or “CMI”) is a management holding company whose shares are traded on the Toronto Stock Exchange.

These consolidated financial statements include the accounts of the Company and 2041804 Ontario Inc., a wholly- owned subsidiary.

Proposed Amalgamation

The Company previously announced that its directors have approved a proposed business combination by way of an amalgamation with Genterra Inc. (“Genterra”). The special resolution authorizing the amalgamation was adopted at meetings of the shareholders of both companies on February 25, 2010.  Completion of the action approved by the special resolution remains subject to the satisfaction or waiver by both companies of various closing conditions outlined in the Amalgamation Agreement.  The Boards of Directors of both companies have been in the process of considering these and other matters relating to completion of the transaction as well as reviewing other potentials and alternatives.

Pursuant to the terms of the Amalgamation Agreement, it is intended that Genterra and CMI would amalgamate pursuant to the Business Corporations Act (Ontario) to form a new company under the name Genterra Capital Inc (“Amalco”). Each Genterra Shareholder would receive one Amalco Common Share for every 3.6 Genterra Common Shares held and each CMI Shareholder would receive one Amalco Common Share in exchange for each CMI Share held . Each holder of Genterra Class A Shares would receive one Amalco Class A Share in exchange for each Genterra Class A Share held. Each holder of Genterra Class B Shares  would receive one Amalco Class B Share in exchange for each Genterra Class B Share held. Should the amalgamation be completed, Genterra Shareholders and CMI Shareholders would hold approximately 51% and 49% of the outstanding Amalco Common Shares, respectively. All of the Amalco Class A Shares and Amalco Class B Shares would be held by holders of the Genterra Class A Shares and Genterra Class B Shares, respectively.

Subject and conditional to the closing, the amalgamation would be accounted for as a purchase transaction with CMI being identified as the acquirer of Genterra. Accordingly, the net assets of CMI would be recorded in the accounts of Amalco at their carrying values and the net assets of Genterra recorded at their fair market values. Subject to closing, the Company expects to present a preliminary purchase allocation in its interim financial statements for the 6 months ended June 30, 2010 and would consolidate the results of Genterra from the effective date of acquisition.

1.           CHANGES IN ACCOUNTING POLICIES

Fiscal 2009

In February 2008, the CICA issued amendments to Handbook Section 1000, “Financial Statement Concepts” to clarify the criteria for recognition of an asset and the timing of expense recognition. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009. The Company applied the amendments to Handbook Section 1000 commencing January 1, 2009. The implementation of the amendments to Handbook Section 1000 does not have any significant impact on the Company’s results of operations, financial position and disclosures as these amendments are clarifications on the application of Handbook Section 1000.

In February 2008, the CICA issued a new accounting standard, Handbook Section 3064, concerning goodwill and intangible assets. The new section replaces the existing guidance on goodwill and other intangible assets and research and development costs. The new section provides additional guidance on measuring the cost of goodwill and intangible assets. The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009. The implementation of this new standard does not have any significant impact on the Company’s results of operations, financial position and disclosures.

1.           CHANGES IN ACCOUNTING POLICIES (continued)

The Emerging Issues Committee (“EIC”) issued a new abstract on January 20, 2009, concerning the measurement of financial assets and financial liabilities (“EIC-173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”) (the “Abstract”). The Abstract was issued to consider the diversity in practice as to whether an entity’s own credit risk and the credit risk of the counterparty are taken into account in determining the fair value of financial instruments. The Committee reached a consensus that these risks should be taken into account in the measurement of financial assets and financial liabilities. The Abstract is effective for all financial assets and financial liabilities measured at fair value in interim and annual financial statements issued for periods ending on or after the date of issuance of the Abstract, with retrospective application without restatement of prior periods. The Company applied the new Abstract at the beginning of its current fiscal year. The implementation does not have a significant impact on the Company’s results of operations, financial position and disclosures.

During 2009, the CICA amended Handbook Section 3862 Financial Instruments – Disclosures to require enhanced disclosures about the relative reliability of the data that an entity uses to measure the fair values of its financial instruments. Additional disclosures as required by this amendment include the classification of financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs uses in estimating fair values – see note 2(k), Financial instruments.

Fiscal 2008

The Canadian Institute of Chartered Accountants (“CICA”) has issued Handbook Sections 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation”.  These new standards replace Handbook Section 3861 “Financial Instruments – Disclosure and Presentation” and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages these risks.  These new standards have been adopted by the Company effective January 1, 2008.

The CICA has issued Handbook Section 1535 “Capital Disclosures”.  This section establishes standards for disclosures of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.  These new standards have been adopted by the Company effective January 1, 2008.

Fiscal 2007

The Canadian Institute of Chartered Accountants (“CICA”) issued the following accounting standards:  Handbook Section 1530: Comprehensive Income, Handbook Section 3251: Equity, Handbook Section 3855: Financial Instruments – Recognition and Measurement, Handbook Section 3861: Financial Instruments – Disclosure and Presentation, Handbook Section 3865: Hedges, and Handbook Section 1506: Accounting Changes.  These new standards were adopted by the Company on January 1, 2007.

The impact of adoption of CICA Handbook Sections 1530, 3251, 3855, and 3861 in 2007 was as follows:

The Company recorded a transition adjustment effective January 1, 2007, attributable to the following: (i) an increase of $237,135, net of taxes, to the opening balance of Retained Earnings for financial instruments classified as held-for-trading that were not previously recorded at fair value; and (ii) the recognition of $757,088 to the opening balance of Accumulated Other Comprehensive Loss related to the Company’s share of unrealized exchange loss of significantly influenced company.

The adoption of Sections 1506 and 3865 had no impact on the Company’s 2007 consolidated financial statements.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 DECEMBER 31, 2009, 2008 AND 2007
 (Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)           Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiary company.  Inter-company balances and transactions have been eliminated on consolidation.

(b)           Cash and cash equivalents

The Company’s cash equivalents consist primarily of investments in short-term deposits, with maturity of three months or less from dates of placements.

(c)           Short-term Investments

Short-term investments consist of managed funds which invest in marketable securities. These investments are classified as held-for-trading.  Fair value of short-term investments is based on the net asset value of the underlying funds.

(d)           Investments

Long-term investments in which the Company has significant influence are accounted for using the equity method.  Whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable, the investment will be written down to its fair value.  Any impairment in value is recorded in the consolidated statement of operations.

(e)           Translation of Foreign Currency

(i) Assets, liabilities, revenue and expenses denominated in foreign currency are translated at the rate of exchange in effect on the date of the transaction.  Monetary assets and liabilities are translated at the rates of exchange in effect at the end of the fiscal year. The resulting gains and losses are included in the consolidated statement of operations.

(ii) The Company’s former investment in its foreign operations (former equity investee) was of a self-sustaining nature.  Accordingly, assets and liabilities of foreign operations were translated to Canadian dollars at the exchange rates in effect at the balance sheet date and revenues and expenses were translated at average rates for the year.  Related foreign currency translation adjustments were recorded as a separate component of shareholders’ equity in accumulated other comprehensive income (loss).

(f)           Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities and the benefit of tax losses available to be carried forward for tax purposes.

Future tax income assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the year that the rate changes.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 DECEMBER 31, 2009, 2008 AND 2007
 (Expressed in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)           Accounting Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period.  Estimates made by management include impairment assessment of notes receivable and the basis for current and future income taxes.  Actual results could differ from management's best estimates as additional information becomes available in the future.

(h)           Revenue Recognition

Interest income is recognized on an accrual basis.  Investment transactions are recorded on the transaction date and any realized gains and losses are recognized using the average cost of the investment.

(i)           Earnings (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted average number of common shares that are outstanding during the year.  Diluted earnings (loss) per share is computed using the weighted average of common and potential common shares outstanding during the year.  Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and share purchase warrants using the treasury method.

(j)           Stock-based Compensation Plans

The Company has a stock-based compensation plan, which is described in Note 6 (c).  The Plan is designed to secure for the Company and its shareholders the benefits of the incentive inherent in share ownership by those directors, officers and key employees responsible for the management and growth of the Company’s business.  The Plan does not include any provision whereby the vesting of options granted thereunder is in any way limited or restricted.  Options granted under the Plan may be exercised for such period as may be determined by the Board of Directors at the time such option is granted.  The Company accounts for stock-based compensation and other stock-based payments using the fair value-based method.  Under the fair value-based method, compensation costs attributable to awards to Company employees are measured at fair value at the date of the grant, amortized over the vesting period on a straight-line basis, and charged to earnings with a related credit to contributed surplus.  Consideration paid by employees on exercise of stock options is recorded as share capital. The Company has not granted any new options since the adoption of these recommendations.  As at December 31, 2009, the Company has no outstanding stock options.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 DECEMBER 31, 2009, 2008 AND 2007
 (Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Financial Instruments

The following methods and assumptions are used by the Company in determining the recognition, measurement and  disclosures for financial instruments.

Cash and cash equivalents: The Company’s cash equivalents consist primarily of investments in short-term deposits and treasury bills with maturities of three months or less from dates of placement.  Cash and cash equivalents are classed as held-for-trading financial assets and are initially recognized at the fair value that is directly attributable to the acquisition or issue.  They are carried in the consolidated balance sheet at fair value with changes in fair value recognized in the consolidated statement of operations in the same period as incurred.

Short-term investments: The Company’s short-term investments consist of portfolio investments and are classified as trading securities. Short-term investments are recorded at fair value with both realized and unrealized gains and losses recognized on the consolidated statement of operations in the same period as incurred.

Other financial assets: The Company’s other financial assets consist primarily of long-term investments and note receivable.

Note receivable is classified as loans and receivables.  This is a non-derivative financial asset with fixed or determinable payments and is not quoted in an active market.  This note is initially recognized at the fair value which is determined by discounting the cash flows using the current fair market value rate and subsequently carried at amortized cost using the effective interest rate method, less provision for impairment.  Interest income and impairment write-downs are recognized on the consolidated statement of operations in the same period as incurred.  All other gains or losses are recognized when the instrument is removed from the consolidated balance sheet.

Other financial liabilities: The Company’s other financial liabilities include accounts payable and accrued liabilities.  Accounts payable and accrued liabilities consist primarily of trade payables. They are initially recognized at the fair value that is directly attributable to their acquisition or issue and subsequently carried at amortized cost using the effective interest rate method.  The effect of discounting on these financial instruments is not considered to be material.

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices). Level 3 inputs are unobservable (supported by little or no market activity), such as non-corroborative indicative prices for a particular instrument provided by a third party. The fair values of accounts receivable, accounts payable and accrued liabilities approximate carrying values because of the short term nature of these instruments.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 DECEMBER 31, 2009, 2008 AND 2007
 (Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Financial Instruments (continued)

The Company’s assets are measured as follows:

Cash – the carrying value of cash approximates fair value as maturities are less than three months.  Cash has been valued using the market value technique.

Short-term investments – The estimated fair values of the short term investments are based on quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the price. Short-term investments are valued using the market value technique.

		Fair Value Measurements at Reporting Date Using:

Assets:	December 31, 2009	Quoted Prices in Active Markets for Identical Level Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash	$14,491,151	$14,491,151	$-	$-
Short-term investments	2,475,769	377,315	-	2,098,454

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Short Term Investments

Balance at beginning of period	$2,577,554

Additional investments	-

Redemption of investments	(846,086)

Gain on investments included in earnings	366,986

Balance at end of period	$2,098,454

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 DECEMBER 31, 2009, 2008 AND 2007
 (Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l) Management of Financial Risks

The Company’s financial instruments that are subject to financial risk disclosures consist primarily of cash and cash equivalents, short-term investments, accounts receivable, note receivable, and accounts payable and accrued liabilities. The Company is exposed to various risks as it relates to these financial instruments. There have not been any changes in the nature of risks or the process of managing these risks from previous periods.  The risks and processes for managing the risks are set out below:

Liquidity Risk

Liquidity risk arises from the Company’s management of working capital.  It is the risk that the Company will encounter difficulty in meeting it financial obligations as they fall due.

The Company’s objective is to ensure that it will always have sufficient cash to allow it to meet its liabilities when they become due.  To achieve this aim, the Company seeks to maintain cash balances to meet expected requirements for a period of twelve months.  At the balance sheet date, the Company expected to have sufficient liquid resources to meet its obligations under all reasonable expected circumstances.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The Company has not used derivative financial instruments to alter its exposure to interest rate risk.

The Company invests surplus cash in term deposits, treasury bills, publicly traded corporate bonds and loans receivable.  In doing so, the Company exposes itself to fluctuations in interest rates that are inherent in such a market.  The net annualized effect for the year of a 0.5% decrease in the interest rate at the balance sheet date on these financial instruments would have resulted in a decrease in post-tax earnings of approximately $48,000 (2008 - $47,000).  A 0.5% increase in the interest rate would, on the same basis, have increased post-tax earnings by the same amount.

Currency Risk

Currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results.  Cash and cash equivalents as at December 31, 2009 includes US$5,674 (December 31, 2008 – US$35,892).  Currency gains (losses) are reflected as a separate component of expenses.  The effect for the year of a $0.01 strengthening of the US Dollar against the Canadian Dollar on the Company’s US Dollar denominated amounts carried at the balance sheet date (all other variables held constant) would have resulted in an increase in post-tax earnings of approximately $40 (2008 - $240).  A $0.01 weakening in the exchange rate would, on the same basis, have decreased post-tax earnings by the same amount. At December 31, 2009, the Company had no outstanding foreign exchange commitments.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 DECEMBER 31, 2009, 2008 AND 2007
 (Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued)

(l) Management of Financial Risks (continued)

Other Price Risk

Other price risk is the risk that the market value or future cash flows of financial instruments will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk).  The Company moderates this risk through a careful selection and diversification of securities and other financial instruments within the limits of the Company’s objectives and strategy.  Price fluctuations of the global equity markets could impact the performance of the Company’s short-term investments.

Third Party Valuation Risk

The valuations of private investment Limited Partnerships rely on third party financial inputs of the underlying securities.  If the financial inputs of the underlying securities were directly verifiable, there is a risk that the reported fair values may differ.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and short-term investments.

(i) Cash and cash equivalents are maintained with several financial institutions.  Deposits held with banks may exceed the amount of insurance provided on such deposits.  Generally these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

(ii) Short-term investments held by reputable professional hedge fund managers can be withdrawn in any given month and therefore credit risk is considered minimal.

(m)           Capital Management

The Company’s primary objective when managing capital is to create and maximize shareholder value through internal growth of investments and acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with the potential for sales of complementary products.  The Company’s investment strategy is to assist operating units in taking advantage of their strengths by investment in and by the provision of management and merchant banking services, with the objective of creating added value to the Company and its shareholders.

The Company considers its total capitalization to consist of shareholders’ equity. There have been no changes in what the Company considers to be capital since the previous year. The Company does not have a formal policy in measuring any net debt to equity and net debt to total capitalization ratios as the Company does not currently have any debt obligations.

As at December 31, 2009, the Company has no externally imposed capital requirements.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 DECEMBER 31, 2009, 2008 AND 2007
 (Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (continued)

(n)           Recent Accounting Pronouncements

In January 2009, the CICA issued new accounting standards, Handbook Section 1582 “Business Combinations”, Handbook Section 1602 “Non-Controlling Interests”, and Handbook Section 1601 “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”.  The new standards replace the existing guidance on business combinations and consolidated financial statements.  The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards.  The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.  Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards.  Section 1602 should be applied retrospectively except for certain items. The Company expects to early adopt these standards effective January 1, 2010 and  is currently assessing the impact these new standards may have on its results of operations, financial position and disclosures (see: Proposed Amalgamation).

On April 29, 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding/amending paragraphs regarding the application of effective interest method to previously impaired financial assets and embedded prepayment options.  The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 with early adoption permitted. These amendments are not expected to have a significant impact on the Company’s accounting for its financial instruments.

IFRS convergence

In February 2008, the CICA announced that Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of 2011 for which the current and comparative information will be prepared under IFRS.  Should the Proposed Amalgamation be consummated during 2010, the Company’s IFRS changeover date will be October 1, 2011.

The Company’s IFRS project consists of three phases – scoping, evaluation and design, and implementation and review. The Company has commenced the scoping phase of the project, which consists of project initiation and awareness, identification of high-level differences between Canadian GAAP and IFRS and project planning and resourcing. The Company has completed a high level scoping exercise and has prepared a preliminary comparison of financial statement areas that would be impacted by the conversion.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 DECEMBER 31, 2009, 2008 AND 2007
 (Expressed in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)           Recent Accounting Pronouncements (continued)

A detailed assessment of the impact of adopting IFRS on the Company’s consolidated financial statements, accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures, and the various covenants and capital requirements and business activities has not been completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company has not completed its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in the Company’s GAAP consolidated financial statements may be significantly different when presented in accordance with IFRS Recent Accounting Pronouncements.

3.           NOTE RECEIVABLE
	2009	2008
Note receivable, non-interest bearing, discounted at 17.5%, repayable in ten equal consecutive annual instalments of $100,000, with the instalment due on January 15 of each year. The note is secured by the shares of a former consolidated subsidiary, Distinctive Designs Furniture Inc. (“Distinctive”).	$437,578	$457,513
Accretion interest	73,429	80,000
	511,007	537,513
Allowance for doubtful accounts	(414,154)	(437,578)
	96,853	99,935
Less: Current portion	96,853	99,935
	$-	$-

Effective December 28, 2007, the Company sold all of its investment interest in Distinctive to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note, which is non-interest bearing, has been discounted and is repayable in ten equal consecutive annual instalments of $100,000 with the instalments due on January 15 of each year. This note is only due and payable in any given year if Distinctive continues its business. Subsequent to the year end, the Company received the second payment on the note.  Over the past number of years Distinctive incurred substantial operating losses.  Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of the Company believes the above reserve is appropriate.  As a result, the deferred gain on the sale of this investment has also been adjusted (Note 5).

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 DECEMBER 31, 2009, 2008 AND 2007
 (Expressed in Canadian Dollars)

4.           INVESTMENT
	2009	2008
Investment in significantly influenced company Common shares – at equity (1.5%) This is a public company with substantial interests in real estate properties located in Ontario, Canada. This is a significantly influenced company whose shares have limited trading. Accordingly the investment is recorded at equity. (market value 2009 - $175,270; 2008 - $62,805)	$294,164	$292,427

5.           DEFERRED GAIN

Effective December 28, 2007, the Company sold all of its investment interest in Distinctive to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, with the instalments due on January 15 of each year.  The note is secured by shares of Distinctive. This note is only due and payable in any given year if Distinctive continues its business. Under Emerging Issues Committee Abstract 79, the gain on sale is only recognized in the statement of operations to the extent it is realized.  Accordingly, $420,953 of the gain on the sale has been deferred at December 31, 2007.

Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of the Company believes a reserve on the promissory note is appropriate. As a result, the deferred gain has been adjusted and the reduction of $336,800 (2008 - $378,900) has been set off against the impairment loss on note receivable and included in expenses on the consolidated statement of operations (Note 3).

6.           CAPITAL STOCK

(a)           Authorized

Unlimited	Class A Preference shares, $0.04 non-cumulative, non-voting, non-participating,
$0.44 redeemable by the Company

                           UnlimitedPreference shares, issuable in series

                           UnlimitedCommon shares

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 DECEMBER 31, 2009, 2008 AND 2007
 (Expressed in Canadian Dollars)

6. CAPITAL STOCK (continued)

(b)	Issued

	Common Shares		Class A Preference Shares
	# of Shares	$ Value	# of Shares	$ Value
Balance at December 31, 2006 and 2007	5,081,207	2,691,481	315,544	141,826
Repurchase for cancellation	(4,800)	(2,542)	-	-
Balance at December 31, 2008 and 2009	5,076,407	2,688,939	315,544	141,826

During the year, the Company repurchased NIL (2008 - 4,800; 2007 - NIL) Common shares for cancellation pursuant to a Normal Course Issuer Bid for a total consideration of $NIL (2008 -$7,505; 2007 - $NIL).  The excess cost of the purchase price over the book value of the shares was charged to retained earnings.

(c)	Stock Options

The Company has a single Stock Option Plan.  The Plan is designed to secure for the Company and its shareholders the benefits of the incentive inherent in share ownership by those directors, officers and key employees responsible for the management and growth of the Company’s business.  The Plan does not include any provision whereby the vesting of options granted thereunder is in any way limited or restricted.  Options granted under the Plan may be exercised for such period as may be determined by the Board of Directors at the time such option is granted.  The maximum number of common shares which may be reserved for issuance to any one person under the Plan is 5% of the common shares outstanding at the time of the grant.

The number of shares reserved for issuance under the Stock Option Plan is currently limited to 500,000 common shares at an option price not less than the market price at the date of issuance.

As at December 31, 2009 and 2008 the Company has no outstanding stock options.

(d)           Share Purchase Warrants

As at December 31, 2009 and 2008 the Company has no outstanding share purchase warrants.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 DECEMBER 31, 2009, 2008 AND 2007
 (Expressed in Canadian Dollars)

7.           EARNINGS (LOSS) PER SHARE

The following table sets forth the calculation of basic and diluted earnings per share:

	2009	2008	2007

Numerator:
Earnings (loss) from continuing operations	$(274,511)	$347,363	$3,755,788
Loss from discontinued operations, net of taxes	-	-	(1,186,997)
Deferred gain recognized on sale of former consolidated subsidiary	42,050	-	-
Share of earnings from discontinued operations of significantly influenced company	-	-	639,964
Gain (loss) from discontinued operations	42,050	-	(547,033)
Numerator for basic and diluted earnings per share available to Common shareholders	$(232,461)	$347,363	$3,208,755
Denominator:
Weighted average number of participating shares outstanding and denominator for basic and diluted earnings (loss) per share	5,076,407	5,077,717	5,081,207
Earnings (loss) per share

Earnings (loss) per share from continuing operations
Basic and diluted	$(0.05)	$0.07	$0.74

Earnings (loss) per share from discontinued operations
Basic and diluted	$0.01	$0.00	$(0.11)

Earnings (loss) per share
Basic and diluted	$(0.04)	$0.07	$0.63

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 DECEMBER 31, 2009, 2008 AND 2007
 (Expressed in Canadian Dollars)

8.           CONSOLIDATED STATEMENTS OF CASH FLOWS
	2009	2008	2007

(a)Items not affecting cash:

Unrealized (gain) loss on short-term investments	$(252,175)	$231,664	$(179,984)
Unrealized (gain) loss on foreign exchange	948	(8,136)	356,272
Impairment loss on note receivable, net (Notes 3 & 5)	18,676	58,675	-
Accretion interest on note receivable	(73,494)	(80,000)	-
Equity (earnings) loss of significantly influenced companies	(1,737)	(4,572)	723,175
Gain on dilution of investment in former equity investee	-	-	(67,881)
Gain on sale of investment in former consolidated subsidiary	-	-	(130,850)
Gain on sale of investment in former equity investee	-	-	(5,272,151)
Write-down of investment in significantly influenced company	-	31,000	140,000
Future income taxes (recovery)	3,157	-	(19,243)
	$(304,625)	$228,631	$(4,450,662)
(b)Change in non-cash components of working capital:

Decrease (increase) in accounts receivable	$19,816	$5,554	$(4,706)
(Increase) decrease in prepaid expenses	(418,385)	(25,564)	395
(Decrease) increase in accounts payable and accrued liabilities	256,384	(571,901)	587,587
Increase (decrease) in income taxes payable	278,521	(9,904)	(4,238)
	$136,336	$(601,815)	$579,038

(c) Cash and cash equivalents:
Cash and cash equivalents consist of cash balances with banks and investments in money market instruments. Cash and cash equivalents included in the statement of cash flows are comprised of the following balance sheet amounts:

Cash balances with banks	$17,269	$48,606	$38,209
Money market instruments	14,473,882	14,129,793	10,923,203
Total cash and cash equivalents	$14,491,151	$14,178,399	$10,961,412

Money market instruments consist primarily of treasury bills and investments in short term deposits with reputable Canadian financial institutions bearing interest at approximately 1% per annum with maturities of three months or less.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 DECEMBER 31, 2009, 2008 AND 2007
 (Expressed in Canadian Dollars)

9.           INCOME TAXES

The Company’s income tax expense differs from the amount that would have resulted by applying Canadian statutory tax rate of approximately 33.0% (2008 – 33.5%; 2007 – 36.1%) to income as described below:

	2009	2008	2007

Income tax computed at statutory combined basic income tax rates	$(86,340)	$117,701	$1,348,503
Increase (decrease) in income tax resulting from:
Non-deductible items	38,187	19,683	(1,708)
Non-taxable equity items	(576)	8,853	287,101
Non-taxable portion of capital (gain) loss	(348)	(167,643)	(1,347,181)
Re-valuation of future tax benefits previously recognized (not recognized)	-	-	(289,000)
Future tax benefits not recognized	78,320	26,500	-
Other	____(16,367)	(1,109)	(18,040)
Effective income tax provision (recovery)	$12,876	$3,985	$(20,325)

The components of income taxes are as follows:

	2009	2008	2007

Current (recovery)	$9,719	$3,985	$(1,082)
Future (recovery)	3,157	-	(19,243)
	$12,876	$3,985	$(20,325)

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 DECEMBER 31, 2009, 2008 AND 2007
 (Expressed in Canadian Dollars)

9.           INCOME TAXES  (continued)

A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles as at December 31 is noted below:

	2009	2008

Non-current future income tax assets
Non-capital loss carry-forwards	$376,356	$511,000
Marketable securities	-	26,500
Valuation allowance	(376,356)	(537,500)
Total future income tax assets	$-	$-

The Company has non-capital loss carry-forwards of approximately $1,364,000 of which $49,000 expires in 2014, $493,000 expires in 2015, $585,000 expires in 2026 and $237,000 expires in 2029.  No future income tax assets have been recognized in respect of these non-capital losses carry-forward.

	2009	2008

Current future income tax liabilities
Short term investments	$3,157	$-
Total future income tax liabilities	$3,157	$-

10.           RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by virtue of common ownership and management.  The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Significant related party transactions and outstanding balances not disclosed elsewhere in these consolidated financial statements are summarized as follows:

Accounts payable and accrued liabilities include $229,171 (2008 - $Nil) due to a company of which certain directors, officers and/or shareholders are also directors and officers of the Company.

Administration and management fees of $240,000 (2008 - $240,000; 2007 - $240,000) were paid to a company of which certain directors, officers and/or shareholder are also directors and officers of the Company.

On December 31, 2007, upon the completion of the Company’s disposition of its investment interest in Polyair Inter Pack Inc., a bonus payment of $500,000 became payable to officers of the Company.  The amount was paid during 2008.

The Company’s former consolidated subsidiary (Note 11) paid rent of $Nil (2008 - $Nil; 2007 - $211,598) to a company of which directors and officers are also directors and/or officers of the Company.

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 DECEMBER 31, 2009, 2008 AND 2007
 (Expressed in Canadian Dollars)

10.           RELATED PARTY TRANSACTIONS (continued)

The Company’s former consolidated subsidiary (Note 11) paid management fees of $Nil (2008 - $Nil; 2007 - $26,000) to a company of which directors, officers and/or shareholder are also directors and/or officers of the Company.

11.           DISCONTINUED OPERATIONS (2007)

Effective December 28, 2007, the Company sold all of its shares and all of the debt owed by Distinctive, a consolidated subsidiary, to Distinctive’s other major shareholder.  Accordingly, the operating results of Distinctive have been classified by the Company as discontinued operations and comparative figures have been restated.

The following table provides information with respect to the amounts included in the results of discontinued operations for Distinctive:

2007

Sales	$18,990,737

Loss before income taxes	(2,473,725)
Income tax (recovery)	(55,000)
Loss before non-controlling interest	(2,418,725)
Non-controlling interest	1,231,728
Loss from discontinued operations	$(1,186,997)

Supplementary cash flow information
   from discontinued operations:
Interest paid	$674,673

12.           SUBSEQUENT EVENT

As part of its ongoing management of capital, on February 19, 2010 the Company exercised its right to redeem all 315,544 of its issued and outstanding Class A Shares.  The Company will pay the redemption price of $0.44 per Class A Share to the registered holders of the shares upon surrender of the share certificates.

13.	COMPARATIVE FIGURES

The 2008 Consolidated Financial Statements have been reclassified from statements previously presented to conform to the presentation of the 2009 Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

The following Management’s Discussion and Analysis (MD&A) provides a review of the financial condition and results of operations of Consolidated Mercantile Incorporated (“the Company”) for the year ended December 31, 2009.  This MD&A should be read in conjunction with the Company’s December 31, 2009 consolidated financial statements included elsewhere herein.

In this document and in the Company’s consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All amounts, unless specifically identified as otherwise, both in the consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management’s Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company.  Forward-looking statements typically involve words or phrases such as “believes”, “expects”, “anticipates”, “intends”, “foresees”, “estimates” or similar expressions.  Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company’s reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

THE COMPANY

The business objective of the Company is to create and maximize shareholder value through internal growth of investments and acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with the potential for sales of complementary products.  The Company’s investment strategy is to assist operating units in taking advantage of their strengths by investment in and by the provision of management and merchant banking services, with the objective of creating added value to the Company and its shareholders.

Over the past number of years, the Company’s investment interests in both Polyair Inter Pack Inc. (“Polyair”) and Distinctive Designs Furniture Inc. (“Distinctive”) incurred substantial operating losses.  During 2007, Management of the Company spent considerable time and effort in assisting these business units in restructuring their operations and enhancing their ability to be more competitive in their respective industries.  These efforts provided the Company with the opportunity to maximize shareholder value, culminating in the December 2007 sale of both units.

Since the time of sale of both Polyair and Distinctive, the Company with its strengthened financial and management resources has sought out new long-term strategic acquisitions. While the Company’s management have analyzed a number of potential acquisition targets during this period, to-date none have been consummated. In keeping with its history of being primarily engaged in the business of investing in and managing of majority owned operating companies, management continues to seek out target acquisitions that they believe will offer future growth and added value to the Company and its shareholders. As part of this process, the Company’s Board of Directors determined that an amalgamation with Genterra Inc. (“Genterra”) would be in the best interests of the Company (“Proposed Amalgamation”). The special resolution authorizing the Proposed Amalgamation was adopted at meetings of the shareholders of both companies on February 25, 2010.  Completion of the action approved by the special resolution remains subject to the satisfaction or waiver by both companies of various closing conditions outlined in the Amalgamation Agreement.  The Boards of Directors of both companies have been in the process of considering these and other matters relating to completion of the transaction as well as reviewing other potentials and alternatives.

RESULTS OF OPERATIONS

The following table sets forth items derived from the consolidated statements of operations for the three-month periods ended December 31, 2009 and 2008:

(In thousands of dollars, except per share amounts)

		2009				2008
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Revenue	$147	$142	$168	$121	$(491)	$(307)	$180	$(66)

Earnings (loss) from Continuing operations	23	(19)	(249)	(29)	338	(68)	(40)	117

Earnings from Discontinued operations	-	-	42	-	-	-	-	-

Net earnings (loss)	23	(19)	(207)	(29)	338	(68)	(40)	117
Earnings (loss) per share From continuing operations
Basic and diluted	$0.01	$(0.00)	$(0.05)	$(0.01)	$0.07	$(0.01)	$(0.01)	$0.02
Earnings per share from Discontinued operations
Basic and diluted	$0.00	$0.00	$0.01	$0.00	$0.00	$0.00	$0.00	$0.00
Earnings (loss) per share
Basic and diluted	$0.01	$(0.00)	$(0.04)	$(0.01)	$0.07	$(0.01)	$(0.01)	$0.02

General

The following table sets forth items derived from the consolidated statements of operations for the three-month periods ended December 31, 2009 and 2008 and for the years ended December 31, 2009 and 2008:

(In thousands of dollars)	Three Months Ended December 31		Years Ended December 31
	2009	2008	2009	2008
Investment revenue (loss)	$147	$(491)	$578	$(684)
Expenses	(119)	833	(841)	1,062
Earnings (loss) on equity items	(1)	(29)	2	(27)
Earnings (loss) before income taxes	27	313	(261)	351
Income tax (expense) recovery	(4)	25	(13)	(4)
Earnings (loss) from continuing operations	23	338	(274)	347
Deferred gain recognized on sale of former consolidated subsidiary	-	-	42	-
Net earnings (loss)	$23	$338	$(232)	$347

Review of Fourth Quarter and Year-End Results December 31, 2009 and 2008

Revenue. Revenue for the three months ended December 31, 2009 was $147,118 compared to a loss of $491,885 for the comparable 2008 period. Revenue for the three months ended December 31, 2009 includes interest income on cash and cash equivalents of $20,877 and share of income from investments in Limited Partnerships of $126,241.  Revenue for the three months ended December 31, 2008 includes interest income on cash and cash equivalents of $89,480 and share of loss from investments in Limited Partnerships of $581,365. Revenue for the year ended December 31, 2009 increased to $578,379 compared to an investment loss of $684,417 for the comparable 2008 period. Revenue for the year ended December 31, 2009 includes interest income on cash and cash equivalents of $108,091 and share of income from investment Limited Partnerships of $470,288. Revenue for the year ended December 31, 2008 includes interest income on cash and cash equivalents of $361,211 and share of loss from investment Limited Partnerships of $1,045,628. The decrease in interest income in 2009 is due to the substantial decrease in interest rates following the current economic conditions and the resulting tightening in the credit markets. Investment income increased in 2009 due to the improved results achieved from the Company’s Limited Partnership investments during the period.

Administrative and General Expenses. Administrative and general expenses for the three months ended December 31, 2009 and 2008 were $157,391 and $126,259 respectively. Administrative and general expenses for the year ended December 31, 2009 and 2008 were $821,097 and $536,873 respectively. Administrative and general expenses normally include fees for management and administrative services, legal and audit fees, and public company shareholder costs.  The expenses for the year ended December 31, 2009 include a provision for non-deductible interest expenses of approximately $250,000 which arise from the reassessment of prior year taxes.

Gain (loss) on Foreign Exchange. Loss on foreign exchange for the three months ended December 31, 2009 was $212 compared to a gain on foreign exchange of $1,019,061 for the comparable 2008 period.  Loss on foreign exchange for the year ended December 31, 2009 was $1,978 compared to gain on foreign exchange of $1,657,741 for the comparable 2008 period.  During the period under review the Company held minimal funds denominated in United States dollars.  The gain for the 2008 period resulted from the effect on the Company’s U.S. Dollar holdings on hand at the time of the strengthening of the United States Dollar relative to the Canadian Dollar.

Other expenses. Effective December 28, 2007, the Company sold all of its investment interest in Distinctive to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, with the first instalment due January 15, 2009.  The first instalment was received in April 2009.  This note is only due and payable in any given year if Distinctive continues its business.  Over the past number of years Distinctive incurred substantial operating losses. Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy. The second instalment on the promissory note was received in February 2010.  As a result, the deferred gain on the sale of this investment has been adjusted and the balance has been set off against the impairment loss on note receivable resulting in a 2009 impairment loss of $18,676.  This compares to a loss of $58,675 for the comparable 2008 period.

Equity Earnings (loss). Equity loss of significantly influenced company was $1,462 for the fourth quarter of 2009 as compared to equity earnings of $2,136 for the comparable 2008 period.  Equity earnings for the year ended December 31, 2009 were $1,737 compared to equity earnings of $4,572 for the comparable 2008 period.

Income Tax Provision. The effective tax rate for the three months ended December 31, 2009 and 2008 was 13.9% and (7.9%) respectively. The effective tax rate for the year ended December 31, 2009 and 2008 was (4.9%) and 1.1% respectively.  The difference between the Company’s statutory tax rate and its effective tax rate is primarily attributable to the permanent differences associated with non-deductible items, the tax treatment of capital gain transactions and the valuation allowance provided against certain future tax benefits.

Discontinued Operations. During the period under review the Company recognized a deferred gain of $42,050 from the 2007 sale of its investment interest in Distinctive.

Net Earnings (loss). Net earnings for the fourth quarter of 2009 and 2008 were $22,720 and $338,232 respectively. Net loss for the year ended December 31, 2009 was $232,461 compared to net earnings of $347,363 in the comparable 2008 period. Net loss for the year ended December 31, 2009 was impacted by the provision for interest on a reassessment of prior year taxes.  Net earnings for the year ended December 31, 2008 were impacted by the poor performance of the equity markets and the foreign exchange gain resulting from the strengthening of the United States Dollar during the period.

Inflation. Inflation has not had a material impact on the results of the Company’s operations in its last quarter and is not anticipated to materially impact on the Company’s operations during its next fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal sources of liquidity are cash on hand, short-term investments and cash flow from operations.

The Company's working capital amounted to $16.0 million at December 31, 2009 compared to $16.3 million at December 31, 2008.  The ratio of current assets to current liabilities decreased to 11.7:1 at December 31, 2009 from 17.9:1 at December 31, 2008.

During the twelve months ended December 31, 2009 the Company’s cash position increased by approximately $0.3 million to $14.5 million from $14.2 million at December 31, 2008.  The net increase was due to the following:

-
Operating Activities decreased cash by $442,800.  This was a result of $579,136 in cash utilized in operations, including an unrealized loss of $948 on foreign exchange, offset by $136,336 of cash generated from changes in non-cash components of work capital;

-	Investing Activities increased cash by $756,500. This was due to the repayment of notes receivable of $100,000 and a decrease in short-term investments of $656,500.

The Company’s ongoing expected costs include administrative expenses, fees for management and administrative services provided to the Company, legal and audit fees and public company shareholder costs.  The Company expects to generate the revenue required in order to service these expenditures from interest and investment income.

RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.  These transactions are in the normal course of business and are summarized as follows:

The Company paid to Forum Financial Corporation (“Forum”) an agreed upon fee of $240,000 for administrative, management and consulting services rendered for the year ended December 31, 2009. These services include office, administrative and clerical services, including bookkeeping and accounting.  Forum also assists in the decision making process relating to the Company’s and its subsidiary’s various investment interests. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

Accounts payable and accrued liabilities include $229,171 due to Genterra in respect of amalgamation costs incurred on behalf of the Company. Stan Abramowitz is an officer and director of both the Company and Genterra.

SHARE DATA

The following table sets forth the Outstanding Share Data for the Company as at March 22, 2010:

	Authorized	Issued

Preference Shares, issuable in series	Unlimited
Class A Preference shares $0.04 non-cumulative, non-voting, non-participating, $0.44 redeemable	Unlimited	-

Common Shares	Unlimited	5,076,407

On February 19, 2010 the Company exercised its right to redeem all of the issued and outstanding Class A preference shares at the redemption price of $0.44 per Class A preference share.

RISKS AND UNCERTAINTIES

The Company is subject to a number of broad risks and uncertainties including general economic conditions.  In addition to these broad business risks, the Company has specific risks that it faces, the most significant of which are detailed below.

Failing To Consummate The Proposed Amalgamation Will Result In Costs To The Company With No Associated Benefits And The Expiration Of Some Of The Company’s Non-Capital Loss Carry Forwards.

In the event that Genterra and the Company are unable to consummate the Proposed Amalgamation, the Company may lose some of its non-capital loss carry forwards as these losses may expire before the generation by the Company, on its own, of sufficient taxable income necessary for the use thereof. In addition, the Company has expended large amounts of managerial time and effort and incurred substantial regulatory, professional and other costs in working towards the Proposed Amalgamation. In the event that we are unable to consummate the Proposed Amalgamation, these costs will have no benefit to the Company.

Uncertain Return On Short-Term Investments Could Have A Material Adverse Effect On Our Business, Financial Condition And Results Of Operations.

The Company’s return on its short-term investments will be contingent upon the performance of its various professional investment managers and the public financial markets. Difficult market and economic conditions may adversely affect our business and profitability. Our revenues and profitability are likely to decline during periods of poor performance of our various professional investment managers and the public financial markets. The financial markets are by their nature risky and volatile and are directly affected by many factors that are beyond our control. Our operations may suffer to the extent that ongoing market volatility of the recent past was to persist which could adversely affect our financial condition and cash flow.

Cash Deposits Held At Banks May Exceed The Amounts Of Insurance Provided On Such Deposits  And Any Loss Arising There From Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations.

Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. If we were to suffer a loss as a result of a failure of one of these Banks and the insurance provided thereon was insufficient to cover the amount of the deposit our operations may suffer. This could adversely affect our financial condition and cash flow.

Adverse Currency Fluctuations on Cash Deposits Held In Foreign Denominated Currencies Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations.

Currency risk is the risk that a negative variation in exchange rates between the Canadian Dollar and foreign currencies will affect the Company’s operating and financial results. If the Company holds funds denominated in a foreign currency and the value of this currency experiences a negative fluctuation due to a change in exchange rates this could have a material adverse affect on our business, financial condition and results of operations.

Declines In Invested Amounts As A Result Of Changes In Prevailing Interest Rates Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations.

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. Some of the cash, cash equivalents and securities that the Company may invest in are subject to interest rate risk. This means that an adverse change in prevailing interest rates may cause the principal amount of the investment to fluctuate and the amount of the investment to decline. Such a decline could have a material adverse affect on our business, financial condition and results of operations.

Third Party Valuation Risk Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations

The valuations of private investment Limited Partnerships rely on third party financial inputs of the underlying securities.  If the financial inputs of the underlying securities were directly verifiable, there is a risk that the reported fair values may differ.

The Company Has No Experience Operating As An Investment Company And, If Required To Register As An Investment Company Under The United States Investment Company Act Of 1940, As Amended (The "Company Act"), We Would Find This Process Both Costly and Challenging.

Should the Proposed Amalgamation be successfully completed, we do not believe that we would be an investment company under the Company Act, by virtue of Rule 3A-1. Rule 3A-1 provides that an issuer will not be considered an investment company if no more than 45% of the value of its total assets (exclusive of cash items and government securities) consists of, and no more than 45% of its net income after taxes is derived from, certain securities. In order to continue to meet the requirements of Rule 3A-1, we would be required to analyze our assets and financial statements on a continuous basis in order to identify any potential problems including the need to reallocate working capital assets presently held in Government of Canada Treasury Bills as a hedge against the recent problems in international banking conditions, to cash and cash items.  This analysis and reallocation would obviously increase our cost of operations, and may from time to time require the retention of legal and accounting experts in order to address any problems identified by such analysis.  Should we not be able to continue to qualify for the applicable exclusion, the Company may be required to register as an investment company under the Company Act.   In such an event, substantial work on our part would be required to implement appropriate reporting and compliance processes as required by the Company Act.  The significant changes to our operations would include retaining a registered investment adviser, registered under the United States Investment Advisers Act of 1940, as amended, to manage the Company's portfolio and adopting a series of compliance documents to ensure compliance.  Such modifications could result in a complete change in the Company's operations, and, further, may require a new investment decision to be made by the Company's shareholders.  In order to do so, the Company may be required to file appropriate documentation with the Securities and Exchange Commission and there is no guarantee that all shareholders would approve of the change. Finally, the failure to comply properly with SEC laws, rules and regulations could result in significant fines and other penalties, resulting in a material negative impact on the Company.

We have no experience operating as an investment company and to do so is costly and challenging, and could materially hinder our ability to operate as a public company.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company’s operations and profitability.  They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.

OUTLOOK

Since the time of sale of both Polyair and Distinctive, the Company with its strengthened financial and management resources has sought out new long-term strategic acquisitions. While the Company’s management have analyzed a number of potential acquisition targets during this period, to-date none have been consummated. In keeping with its history of being primarily engaged in the business of investing in and managing of majority owned operating companies, management continues to seek out target acquisitions that they believe will offer future growth and added value to the Company and its shareholders. As part of this process, the Company’s Board of Directors determined that the Proposed Amalgamation with Genterra would be in the best interests of the Company. The Company’s Board of Directors believe that with the successful completion of the amalgamation, the amalgamated company’s strengthened balance sheet would allow it to analyze larger potential investments, to capitalize on favorable market conditions and to, among other things, to consider expanding its real estate income producing portfolio. The transaction has been approved by the regulatory authorities and the special resolution authorizing the amalgamation was adopted at meetings of the shareholders of both companies on February 25, 2010.  Completion of the action approved by the special resolution remains subject to the satisfaction or waiver by both companies of various closing conditions outlined in the Amalgamation Agreement.  The Boards of Directors of both companies have been in the process of considering these and other matters relating to completion of the transaction as well as reviewing other potentials and alternatives.

In the interim, the Company’s working capital is held in a combination of cash and liquid marketable securities with risk-adjusted returns.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in Canada.  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities.  Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances.

The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources.  Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policy is critical to its business operations and the understanding of results of operations:

Future Income Taxes – The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities.  Consistent with this policy the Company recognizes future tax assets net of a valuation allowance, taking into account whether it is more likely than not that the recognized future tax assets will be realized.  Changes in future profitability of the Company may impact the realization of these future tax assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In January 2009, the CICA issued new accounting standards, Handbook Section 1582 “Business Combinations”, Handbook Section 1602 “Non-Controlling Interests”, and Handbook Section 1601 “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”.  The new standards replace the existing guidance on business combinations and consolidated financial statements.  The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards.  The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.  Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards.  Section 1602 should be applied retrospectively except for certain items. The Company expects to early adopt these standards effective January 1, 2010 and is currently assessing the impact these new standards may have on its results of operations, financial position and disclosures (see “The Company - Proposed Amalgamation”).

On April 29, 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding/amending paragraphs regarding the application of effective interest method to previously impaired financial assets and embedded prepayment options.  The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 with early adoption permitted. These amendments are not expected to have a significant impact on the Company’s accounting for its financial instruments.

IFRS CONVERGENCE

In February 2008, the CICA announced that Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of 2011, for which the current and comparative information will be prepared under IFRS. Should the Proposed Amalgamation be consummated during 2010, the Company’s IFRS changeover date will be October 1, 2011.

The Company’s IFRS project consists of three phases – scoping, evaluation and design, and implementation and review. The Company has commenced the scoping phase of the project, which consists of project initiation and awareness, identification of high-level differences between Canadian GAAP and IFRS and project planning and resourcing. The Company has completed a high level scoping exercise and has prepared a preliminary comparison of financial statement areas that would be impacted by the conversion.

The Company has retained an external consultant to establish appropriate IFRS financial reporting expertise at all levels of the business. The external consultant will train key finance and operational staff starting in the second quarter of 2010. The Company has provided Audit Committee members with detailed project scoping, project structure, significant policy impact areas, a detailed timetable and a summary of accounting differences relating to the transition to IFRS. This included a discussion of key accounting choices available under IFRS 1 and First-time adoption of IFRS’s. Based on matters brought to their attention the Audit Committee members will review the Audit Committee Charter and make the necessary changes to reflect the requirements for IFRS financial expertise. The Audit Committee will continue to receive periodic presentations and project status updates from the external consultant and management.

A detailed assessment of the impact of adopting IFRS on the Company’s consolidated financial statements, accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures, and the various covenants and capital requirements and business activities has not been completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company has not completed its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in the Company’s GAAP consolidated financial statements may be significantly different when presented in accordance with IFRS.

The Company will complete the initial diagnostic phase during 2010 and will continue to update its disclosures throughout 2010 to reflect specific actions taken to facilitate adoption of IFRS effective January 1, 2011.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2009 as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of December 31, 2009, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Chief Executive Officer and Chief Financial Officer have also concluded that there has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2009 that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form, audited year-end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States.  For further information shareholders may also contact the Company by email at info@consolidatedmercantile.com

GENERAL

Except where otherwise indicated, information contained herein is given as of March 22, 2010.

DIRECTORS

Fred A. Litwin
Stan Abramowitz
Sol D. Nayman
Ian Dalrymple
Mark E. Dawber

OFFICERS

Fred A. Litwin - President
Stan Abramowitz - Secretary

AUDITORS

BDO CANADA LLP, Chartered Accountants
Toronto, Canada

REGISTRAR & TRANSFER AGENT

COMPUTERSHARE INVESTOR SERVICES INC.
Toronto, Canada

BANKERS

ROYAL BANK OF CANADA
Toronto, Canada

HEAD OFFICE

106 Avenue Road
Toronto, Canada
M5R 2H3

LISTED

TORONTO STOCK EXCHANGE
Symbol:                      CMC – Common

QUOTED

THE OTC BULLETIN
Symbol: CSLMF.PK – Common

CONSOLIDATED MERCANTILE INCORPORATED
106 Avenue Road
Toronto, Ontario
M5R 2H3